UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2001.

(Mark One)
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                         .

Commission file number                         .

AMERICANWEST BANCORPORATION PROFIT SHARING 401(k) PLAN
(Full Title of Plan)

AMERICANWEST BANCORPORATION
9506 North Newport Highway, Spokane, Washington 99281-1200
(Name of Issuer of Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

REQUIRED INFORMATION

The financial statements and schedules prepared in accordance with ERISA for purposes of the Plan’s Annual Report to the U.S. Department of Labor, are attached and filed herewith as Exhibit 99.1 to this Report.

EXHIBITS

The following documents are filed as part of this Registration Statement

Exhibit Number	Description

23.1	Consent of Moss Adams LLP

99.1	Plan Financial Statements

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICANWEST BANCORPORATION
PROFIT SHARING 401(k) PLAN
(Name of Plan)

Date: July 15, 2002	By: AmericanWest Bancorporation, Plan Administrator

/s/ WESLEY E. COLLEY
Wesley E. Colley, President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Moss Adams LLP

99.1	Plan Financial Statements

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